Yukon-Nevada Gold Corp. Announces
Second Quarter Results Webcast

Vancouver, BC – August 16, 2012 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the “Company”) is pleased to announce that the Company will host a webcast to discuss its Second Quarter Financial Results and plans for the remainder of the 2012 calendar year. The webcast will be broadcast on Monday, August 27th at 7:00am PDT / 10:00am EDT. Hosting the webcast will be Shaun Heinrichs, Co-CEO and CFO, Randy Reichert, Co-CEO and COO and Richard Moritz, Senior Director, Institutional Investor Relations.

To access the webcast, please visit:

Event URL: http://www.newswire.ca/en/webcast/detail/1020811/1103657

Questions will be taken effective immediately. The Company will make every effort to answer questions received in advance of the webcast and questions received after the webcast will be addressed by the Investor Relations team in a timely fashion. Please email in questions to the following address: yngir@yngc.ca

Yukon-Nevada Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company’s primary asset is the permitted and operating Jerritt Canyon gold mine located 50 miles north of Elko, Nevada, USA. The Company also holds a diverse portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine. The Company's focus has been on the re-development of the Jerritt Canyon mining and milling facility.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.